

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Mr. Emilio M. Santandreu
President and Chief Executive Officer
OUR MicroLending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

> **Re: OUR MicroLending, LLC**
> **Amendment Number 12 to Registration Statement on Form 1-A**
> **Filed May 30, 2013**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Financial Statements

Consolidated Balance Sheet at December 31, 2012, page 1

1.   Please revise the amount of other assets, net to be consistent with the information provided in Note 6 which indicates a balance of $133,560.

<u>Consolidated Statement of Operations for the Period Ended December 31, 2012, page 2</u>

2. We have reviewed your response to our prior comment number 5 with respect to the nature of the items currently amortized as well as the method of amortization. Note 6 indicates that you have capitalized Regulation A filing fees and the cost of setting up a web page (design and security for investment products) which you are amortizing over 2 years. In this regard, Regulation A filing fees should be presented in the December 31, 2012 balance sheet line item titled other current assets and charged against the gross certificate offering proceeds pursuant to Topic 5A of the Staff Accounting Bulletins. In addition, please describe your costs for setting up a web page within the context of costs incurred in the planning stage, the website application and infrastructure development stage, the graphics development stage, the content development stage and the operating stage, state their prescribed accounting recognition pursuant to ASC 350-50 and revise the financial statements or advise, as necessary.

<u>Consolidated Statements of Cash Flows for the Year Ended December 31, 2012, page 4</u>

3. Please tell us how you have reflected the change in accrued interest – investment certificates of $3,090 in the consolidated statements of cash flows.

<u>Consolidated Statements of Cash Flows for the Year Ended December 31, 2011, page 4</u>

4. Please tell us how you have reflected the cash flow from financing activity line item titled cash contributions from members in the amount of $338,333 in the change of members' equity.

5. Please tell us how you have reflected the cash flow from operating activities line item titled accrued interest payable in the amount of $6,271 in the change in accrued interest payable as it has been omitted from the accrued interest payable rollforward.

You may contact Christina Harley at (202) 551-3695 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant